Top-Producing Real Estate Teams and Agents Join The Real Brokerage Inc.

NEWS PROVIDED BY
The Real Brokerage Inc. →
Feb 09, 2021, 07:30 ET

TORONTO and NEW YORK, Feb. 9, 2021 /PRNewswire/ -- The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, today announced high-producing real estate teams have joined Real in the fourth quarter of 2020 and ﬁrst quarter of 2021 to date.

In the 12 months prior to joining Real, the new teams and agents had a closed volume of over US $1 billion in home sales.

In the 12 months prior to joining Real, the new teams and agents had a closed volume of over US $1 billion in home sales

"Real welcomes these high-performing teams and agents who embrace our culture of collaboration," said Tamir Poleg, co-founder and CEO of Real. "We are like-minded about doing great things for our local communities and the agent community at Real."

A selection of Real's new teams and individual agents include the following:

  10X Team led by Matt Mittlestadt & Dan Fitzgerald in Austin & San Antonio, Texas
  Andrew Robinson in Columbus, Ohio
  Brayson Verzella in San Antonio, Texas
  Cavalry Group led by Enrique (Tre) Serrano in San Antonio, Texas
  Daniel Crawley in American Fork, Utah
  K.C. McKeon in Dallas, Texas
  Krista Frauenholtz in Dripping Springs, Texas
  Lance Bertolino in Houston, Texas
  Lewis Weaver in Plain City, Utah
  McLaughlin Group led by Brendan McLaughlin in Warwick, Rhode Island
  Mona London in Seattle, Washington
  Robert Climer in Westlake, Ohio
  Ryan Ferguson in Cedar Park, Texas
  The Knight Group led by Jeremy & Eileen Knight in Austin, Texas
  The Needle Group led by Dianne Needle in Boston, Massachusetts
  Sara Tufano in Wallingford, Connecticut
  The Goss Team led by Thomas Goss in Harrisville, Rhode Island
  Team Hastings led by Zanthia Hastings in Hunterville, North Carolina
  Tirado Group led by Martin Tirado in San Antonio, Texas

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 24 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating ﬁnancial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

For more details, please contact:

The Real Brokerage Inc.
Lynda Radosevich
lynda@ joinreal.com
917-922-7020

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or beneﬁt of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act)

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identiﬁed by the use of words such as " seek", " anticipate", " believe", " plan", " estimate", " expect", " likely" and " intend" and statements that an event or result " may", " will", " should", " could" or " might" occur or be achieved and other similar expressions. These statements reﬂect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Information relating to Real's future growth plans and strategy, and eligibility of agents to receive performance-based or equity incentives as part of Real's incentive program.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and ﬁnancial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reﬂect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is deﬁned in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

Related Links
https://www.joinreal.com/